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                                                                EXHIBIT 99.1

                                       Darryl A. LeClair
                                       Echelon International Corporation
                                       President and Chief Executive Officer
                                       813-824-6767

                                       John W. Heilshorn, Jr./Danielle L. Reilly
                                       Lippert/Heilshorn & Assoc., Inc.
                                       212-838-3777
                                       john@lhai.com
                                       dani@lhai.com


                   ECHELON OFFERS ODD-LOT BUY-BACK PROGRAM FOR
                       STOCKHOLDERS WITH 10 SHARES OR LESS

ST. PETERSBURG, FLORIDA, NOVEMBER 12, 1997 -- ECHELON INTERNATIONAL CORPORATION (NYSE: EIN) announced today a voluntary program to offer stockholders with 10 or fewer shares of common stock (odd-lots) an opportunity to sell all their Echelon shares.

         Echelon will purchase up to $2.5 million worth of its common stock from participating stockholders. These stockholders will be paid the average of the closing market value of EIN reported on the NYSE from November 12, 1997 through December 15, 1997 (the "Program Period"). Echelon will use cash on hand to purchase the shares, incurring no additional debt. If more than $2.5 million of stock is submitted for sale, the excess shares will be sold on the open market through a registered broker/dealer. Those stockholders will receive a market-based weighted average price based upon the shares sold in the open market. Participating stockholders will not incur any brokerage commissions, although a nominal per share processing fee of $3.00 will be deducted from the stockholders' proceeds of sale to defray the costs of administering this program.

                                    - MORE -


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ECHELON INTERNATIONAL CORPORATION
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         According to Darryl A. LeClair, Chairman, President and CEO of Echelon,
"We value all of our stockholders and realize that the cost of brokerage commissions may have deterred some individuals from selling a small amount of shares. This voluntary program will provide these stockholders with a convenient and inexpensive opportunity to sell their Echelon shares through the mail at a small fee, while enabling the Company to save the annual administrative costs associated with servicing odd-lot accounts." Many Echelon stockholders received odd-lots in connection with the spin-off from Florida Progress Corporation
(NYSE: FPC) in December 1996.

         Shareholder Communications Corporation, a specialist in the design and implementation of odd-lot programs, will administer and manage the program for the Company and expects to mail program materials to stockholders by November 12, 1997 based on their holdings as of November 6, 1997. The program will run through December 15, 1997, unless extended by the Company and will be conducted entirely by mail. All sales will be made only through Shareholder Communications.

         Echelon International Corporation is a real estate and financial services company involved in development, ownership and management of commercial and multifamily residential real estate. The company also manages a portfolio of aircraft and real estate loans and aircraft leases. Echelon plans to gradually withdraw from the aircraft and real estate lending business and focus on its core real estate operations.

INQUIRIES REGARDING THE PROGRAM SHOULD BE DIRECTED TO MR. MICHAEL MACLEOD OF SHAREHOLDER COMMUNICATIONS, AT 212/805-7000.

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